SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PROTHENA CORPORATION PUBLIC LIMITED COMPANY

(Name of Subject Company (Issuer))

PROTHENA CORPORATION PUBLIC LIMITED COMPANY

(Name of Filing Person (Offeror))

Options To Purchase Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G72800108

(CUSIP Number of Class of Securities)

Michael J. Malecek

Chief Legal Officer and Company Secretary

Prothena Corporation plc

c/o Prothena Biosciences Inc

331 Oyster Point Boulevard

South San Francisco, California 94080

(650) 837-8550

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Kathleen M. Wells, Esq.

John C. Williams, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2020 (as amended, the “Schedule TO”), by Prothena Corporation plc, an Irish public limited company (“Prothena” or the “Company”), in connection with its offer to exchange eligible stock options for replacement options with modified terms pursuant to the Offer to Exchange Certain Outstanding Options to Purchase Ordinary Shares for a Number of Replacement Options, dated November 9, 2020 (as amended, the “Offer to Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 5, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 5 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The exchange offer expired at 9:00 p.m., Pacific Time, on February 12, 2021. Pursuant to the exchange offer, as of the expiration of the exchange offer, 42 eligible participants tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 2,114,405 shares of the Company’s ordinary shares, representing approximately 86% of the total shares of the Company’s ordinary shares underlying the eligible options held by eligible participants. On February 12, 2021, following the expiration of the exchange offer, the Company granted replacement options to purchase 1,372,587 ordinary shares (the “Replacement Options”) in exchange for the cancellation of the tendered eligible options. The vesting terms of the Replacement Options are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	PROTHENA CORPORATION PLC

	By:	/s/ Michael J. Malecek
Name: Michael J. Malecek
Title: Chief Legal Officer and Company Secretary